As filed with the Securities and Exchange Commission on December 6, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNATIONAL COAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1222	20-2641185
(State of incorporation)	(Primary Standard Industrial	(I.R.S. Employer
	Classification Code Number)	Identification No.)

2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
2005 Equity and Performance Incentive Plan
Non-Qualified Stock Option Agreement with Bennett K. Hatfield
Restricted Stock Agreement with Bennett K. Hatfield
(Full title of the plan)
William D. Campbell
Vice President, Treasurer and Secretary
International Coal Group, Inc.
2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Randi L. Strudler, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939
1. CALCULATION OF REGISTRATION FEE

Title of Securities to	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
be Registered	Registered	Offering Price Per Share	Aggregate Offering Price	Registration Fee
2005 Equity and Incentive Plan, Common Stock, $0.01 par value per share	8,000,000(1)(2)	$11.50(4)	$89,920,000	$9,621.00
Common Stock, $0.01 par value per share	206,250	$11.50(4)	$2,318,250	$248.00
Common Stock, $0.01 par value per share	319,052(2)(3)	$10.97(5)	$3,500,000	$375.00
Total	8,525,302(2)		$95,738,250	$10,244.00

(1)	Represents maximum number of shares of common stock of the Registrant, $0.01 par value per share (“Common Stock”), issuable pursuant to the 2005 Equity and Performance Incentive Plan of International Coal Group, Inc. (the “Plan”) being registered hereon.

(2)	Pursuant to Rule 416(c) of the Securities Act of 1933 (the “Securities Act”), this Registration Statement also covers such additional shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Plan and the Agreement.

(3)	Represents 319,052 shares of Common Stock issuable upon the exercise of stock options granted to an executive officer pursuant to a non-qualified stock option agreement (the “Agreement”).

(4)	Estimated solely for calculating the amount of the registration fee, pursuant to paragraphs (c) and (h) of Rule 457 of the Securities Act, on the basis of the average of the high and low sale prices of such securities on the New York Stock Exchange on November 29, 2005, which was $11.50 per share and was within five business days prior to this filing, with respect to shares issuable pursuant to options not yet issued.

(5)	Pursuant to Rule 457(h) of the Securities Act, the aggregate offering price and the fee have been computed upon the basis of the fixed exercise price at which the options may be exercised.

EXPLANATORY NOTE
     The 8,525,302 shares of common stock (the “Common Stock”), $0.01 par value per share of International Coal Group, Inc. (the “Registrant”), being registered pursuant to this Form S-8 are comprised of (i) 8,000,000 shares of Common Stock issuable pursuant to the Registrant’s 2005 Equity and Performance Incentive Plan (the “Plan”), (ii) 319,052 shares of Common Stock issuable pursuant to the Non-Qualified Stock Option Agreement between the Registrant and Bennett K. Hatfield, dated March 14, 2005 (the “Stock Option Agreement”), and (iii) 206,250 shares of Common Stock issued pursuant to the Restricted Stock Agreement between the Registrant and Bennett K. Hatfield, dated March 14, 2005 (the “Restricted Stock Agreement” and together with the Stock Option Agreement, the “Agreements”).
     This Registration Statement contains two parts. The first part contains a reoffer prospectus pursuant to Form S-3 (prepared in accordance with Section C of the General Instructions to the Form S-8) which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8) of the Company. This reoffer prospectus relates to up to 518,750 restricted shares of Common Stock, that have been issued to certain officers of the Company pursuant to the Plan and the Restricted Stock Agreement. The second part of this Registration Statement contains Information Required in the Registration Statement pursuant to Part II of Form S-8. The Form S-8 portion of this Registration Statement will be used for offers of shares of Common Stock of the Company pursuant to the Plan.
PART I — INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Item 1. Plan Information
     The documents containing information specified in Part I (Plan information and Registrant information) will be sent or given to each participant in the Plan as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (“Securities Act”). Such documents need not be filed with the Securities and Exchange Commission (“Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement, pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
     The reoffer and resale prospectus referred to in the Explanatory Note above follows this page.

I-1

REOFFER AND RESALE PROSPECTUS
INTERNATIONAL COAL GROUP, INC.
518,750 SHARES OF COMMON STOCK
     This prospectus relates to up to 518,750 restricted shares (the “Shares”) of common stock, par value $0.01 per share, of International Coal Group, Inc., a Delaware corporation (the “Company” or “ICG”), which may be offered and sold from time to time by certain stockholders of the Company (the “Selling Stockholders”) who have acquired such Shares pursuant to restricted stock grants made under the (i) ICG 2005 Equity and Performance Incentive Plan (the “Plan”) and (ii) 206,250 shares of Common Stock issued pursuant to the Restricted Stock Agreement between the Registrant and Bennett K. Hatfield, dated March 14, 2005 (the “Restricted Stock Agreement”). The Plan and Restricted Stock Agreement are collectively referred to herein as the “Plans.”
     The Company will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. The Shares may be offered from time to time by any or all of the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as he or she may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the Shares will be borne by the Selling Stockholder (or their donees and pledgees).
     Each Selling Stockholder and any broker executing selling orders on behalf of a Selling Stockholder may be deemed to be an “underwriter” as defined in the Securities Act. If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions.
     Shares of our common stock are listed on The New York Stock Exchange under the symbol “ICO.” On November 30, 2005, the last reported sale price of our common stock was $11.00 per share.
     Investing in or common stock involves a high degree of risk. See “Risk Factors on page 4 hereof for a discussion of certain factors that should be carefully considered by prospective purchasers.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 6, 2005.

PROSPECTUS
TABLE OF CONTENTS
You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus. The Selling Stockholders, from time to time, will offer to sell shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

i

PROSPECTUS SUMMARY
     The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in ‘‘Risk factors’’ and ‘‘Management’s discussion and analysis of financial condition and results of operations.’’
     The term ‘‘Horizon’’ refers to Horizon NR, LLC (the entity holding the operating subsidiaries of Horizon Natural Resources Company) and its consolidated subsidiaries, the term ‘‘Anker’’ refers to Anker Coal Group, Inc. and its consolidated subsidiaries, and the term ‘‘CoalQuest’’ refers to CoalQuest Development, LLC. References to the ‘‘Anker and CoalQuest acquisitions’’ refer to our acquisition, respectively, of each of Anker and CoalQuest, which occurred on November 18, 2005.
     On November 18, 2005, we and our subsidiaries underwent a corporate reorganization in which we became the parent holding company and ICG, Inc., the prior parent holding company, became our subsidiary. Unless the context otherwise indicates, as used in this prospectus, the terms ‘‘ICG,’’ ‘‘we,’’ ‘‘our,’’ ‘‘us’’ and similar terms refer to International Coal Group, Inc. and its consolidated subsidiaries, after giving effect to the corporate reorganization and the Anker and CoalQuest acquisitions. For purposes of the discussion in this prospectus, references to ICG include all the assets and coal reserves resulting from the Anker and CoalQuest acquisitions. For purposes of all financial disclosure contained in this prospectus, ICG, Inc. and Horizon (together with its predecessor AEI Resources Holding, Inc. and its consolidated subsidiaries) are the predecessors to ICG.
     The term ‘‘coal reserves’’ as used in this prospectus means proven and probable reserves that are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination and the term ‘‘non-reserve coal deposits’’ in this prospectus means a coal bearing body that has been sufficiently sampled and analyzed to assume continuity between sample points but do not qualify as a commercially viable coal reserve as prescribed by SEC rules until a final comprehensive SEC prescribed evaluation is performed.
INTERNATIONAL COAL GROUP, INC.
     We are a leading producer of coal in Northern and Central Appalachia with a broad range of mid to high Btu, low to medium sulfur steam and metallurgical coal. Our Appalachian mining operations, which include 12 of our mining complexes, are located in West Virginia, Kentucky and Maryland. We also have a complementary mining complex of mid to high sulfur steam coal strategically located in the Illinois Basin. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The high quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region enable us to participate in both the domestic and international coal markets. Due to the decline in Appalachian coal production in recent years, these markets are currently characterized by strong demand with limited supply response and elevated spot and contract prices.
     The company was formed by WL Ross & Co. LLC, or WLR, and other investors in May 2004 to acquire and operate competitive coal mining facilities. As of September 30, 2004, ICG, Inc. acquired certain key assets of Horizon through a bankruptcy auction. These assets are high quality reserves strategically located in Appalachia and the Illinois Basin, are union free, have limited reclamation liabilities and are substantially free of other legacy liabilities. Due to our initial capitalization, we were able to complete the acquisition without incurring a significant level of indebtedness. Consistent with the WLR investor group’s strategy to consolidate profitable coal assets, the Anker and CoalQuest acquisitions further diversify our reserves.
     As of January 1, 2005 (pro forma for the Anker and CoalQuest acquisitions), we owned or controlled approximately 315 million tons of metallurgical quality coal reserves and approximately 572 million tons of steam coal reserves. Based on expected 2005 production rates, our Northern and Central Appalachian reserves could support existing production levels for approximately 44 years and all of our reserves could support existing production levels for approximately 61 years. Further, we own or control approximately 707 million tons of non-reserve coal deposits, pro forma for the Anker and CoalQuest acquisitions.
     Steam coal is primarily consumed by large electric utilities and industrial customers as fuel for electricity generation. Demand for low sulfur steam coal has grown significantly since the introduction of certain controls associated with the Clean Air Act and the decline in coal production in the eastern half of the United States.
     Metallurgical coal is primarily used to produce coke, a key raw material used in the steel making process. Generally, metallurgical coal sells at a premium to steam coal because of its higher quality and its importance and value in the steel making process. During 2004 and the first quarter of 2005, the demand for metallurgical coal increased substantially as the global demand for steel increased.
     For the year ended December 31, 2004 (pro forma for the Anker and CoalQuest acquisitions), we sold 18.4 million tons of coal, of which 18.2 million tons were steam coal and 0.2 million tons were metallurgical coal. Our steam coal sales volume in 2004 consisted of mid to high quality, high Btu (greater than 12,000 Btu/lb.), low to medium sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, lower Btu, higher sulfur steam coal.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This prospectus contains or incorporates by reference forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. We have used the words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘predict,’’ ‘‘project’’ and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:
ŵ	market demand for coal, electricity and steel;

ŵ	availability of qualified workers;

ŵ	future economic or capital market conditions;

ŵ	weather conditions or catastrophic weather-related damage;

ŵ	our production capabilities;

ŵ	the integration of Anker and CoalQuest into our business;

ŵ	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

ŵ	our plans and objectives for future operations and expansion or consolidation;

ŵ	our relationships with, and other conditions affecting, our customers;

ŵ	timing of reductions or increases in customer coal inventories;

ŵ	long-term coal supply arrangements;

ŵ	risks in coal mining;

ŵ	unexpected maintenance and equipment failure;

ŵ	environmental laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

ŵ	competition;

ŵ	railroad, barge, trucking and other transportation performance and costs;

ŵ	employee benefits costs and labor relations issues;

ŵ	our assumptions concerning economically recoverable coal reserve estimates;

ŵ	regulatory and court decisions;

ŵ	future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

ŵ	the impairment of the value of our goodwill; and

ŵ	our liquidity, results of operations and financial condition.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares of our common stock could decline and you may lose all or part of your investment.
Risks Relating To Our Business
     Because of our limited operating history, historical information regarding our company prior to October 1, 2004 is of little relevance in understanding our business as currently conducted.
     We are subject to the risks, uncertainties, expenses and problems encountered by companies in the early stages of operations. We were incorporated in March 2005 as a holding company and our predecessor, ICG, Inc., was incorporated in May 2004 for the sole purpose of acquiring certain assets of Horizon. Until we completed that acquisition we had substantially no operations. As a result, we believe the historical financial information presented in this prospectus, other than for the period ended December 31, 2004 and the nine months ended September 30, 2005, which do not include the historical financial information for Anker and CoalQuest, are of limited relevance in understanding our business as currently conducted. The financial statements for the predecessor periods have been prepared from the books and records of Horizon as if ICG had existed as a separate legal entity under common management for all periods presented (that is, on a ‘‘carve-out’’ basis). The financial statements for the predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to the predecessor based on management’s estimates. In light of these allocations and estimates, the predecessor financial information is not necessarily indicative of the consolidated financial position, results of operations and cash flows of ICG if it had operated during the predecessor period presented.
     A decline in coal prices could reduce our revenues and the value of our coal reserves.
     Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Any decreased demand would cause spot prices to decline and require us to increase productivity and decrease costs in order to maintain our margins. Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to improve our productivity and invest in our operations. The prices we receive for coal depend upon factors beyond our control, including:
ŵ	the supply of and demand for domestic and foreign coal;

ŵ	the demand for electricity;

ŵ	domestic and foreign demand for steel and the continued financial viability of the domestic and/or

ŵ	foreign steel industry;

ŵ	the proximity to, capacity of and cost of transportation facilities;

ŵ	domestic and foreign governmental regulations and taxes;

ŵ	air emission standards for coal-fired power plants;

ŵ	regulatory, administrative and judicial decisions;

ŵ	the price and availability of alternative fuels, including the effects of technological developments; and

ŵ	the effect of worldwide energy conservation measures.
     Our coal mining operations are subject to operating risks that could result in decreased coal production thereby reducing our revenues.
     Our revenues depend on our level of coal mining production. The level of our production is subject to operating conditions and events beyond our control that could disrupt operations and affect production at particular mines for varying lengths of time. These conditions and events include:
ŵ	the unavailability of qualified labor;

ŵ	our inability to acquire, maintain or renew necessary permits or mining or surface rights in a timely manner, if at all;

ŵ	unfavorable geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

ŵ	failure of reserve estimates to prove correct;

ŵ	changes in governmental regulation of the coal industry, including the imposition of additional taxes, fees or actions to suspend or revoke our permits or changes in the manner of enforcement of existing regulations;

ŵ	mining and processing equipment failures and unexpected maintenance problems;

ŵ	adverse weather and natural disasters, such as heavy rains and flooding;

ŵ	increased water entering mining areas and increased or accidental mine water discharges;

ŵ	increased or unexpected reclamation costs;

ŵ	interruptions due to transportation delays;

ŵ	the unavailability of required equipment of the type and size needed to meet production expectations; and

ŵ	unexpected mine safety accidents, including fires and explosions from methane.
     These conditions and events may increase our cost of mining and delay or halt production at particular mines either permanently or for varying lengths of time.
     Reduced coal consumption by North American electric power generators could result in lower prices for our coal, which could reduce our revenues and adversely impact our earnings and the value of our coal reserves.
     Steam coal accounted for nearly all of our coal sales volume in 2004, pro forma for the Anker and CoalQuest acquisitions. The majority of our sales of steam coal in 2004 were to electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2003, according to the EIA. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments, and environmental and other governmental regulations.
     Although we expect that many new power plants will be built to produce electricity during peak periods of demand, we also expect that many of these new power plants will be fired by natural gas because gas-fired plants are cheaper to construct than coal-fired plants and because natural gas is a cleaner burning fuel. Gas-fired generation from existing and newly constructed gas-fired facilities has the potential to displace coal-fired generation, particularly from older, less efficient coal-powered generators.

In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired plants. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that we mine and sell, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.
     Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch. Accordingly, significant changes in weather patterns could reduce the demand for our coal.
     Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods. The economic slowdown experienced during the last several years significantly slowed the growth of electrical demand and, in some locations, resulted in contraction of demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.
     Our profitability may be adversely affected by the status of our long-term coal supply agreements, changes in purchasing patterns in the coal industry and the loss of certain brokered coal contracts set to expire at the end of 2006, which could adversely affect the capability and profitability of our operations.
     We sell a significant portion of our coal under long-term coal supply agreements, which we define as contracts with a term greater than 12 months. For the nine months ended September 30, 2005 (pro forma for the Anker and CoalQuest acquisitions), approximately 75% of our revenues were derived from coal sales that were made under long-term coal supply agreements. As of that date, we had 30 long-term sales agreements with a volume-weighted average term of approximately 5.2 years. The prices for coal shipped under these agreements are fixed for the initial year of the contract, subject to certain adjustments in later years, and thus may be below the current market price for similar type coal at any given time, depending on the timeframe of contract execution or initiation. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices, if and when they arise. In addition, in some cases, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes allowable under some contracts.
     When our current contracts with customers expire or are otherwise renegotiated, our customers may decide not to extend or enter into new long-term contracts or, in the absence of long-term contracts, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. In addition, we have brokered coal contracts that will expire at the end of 2006. These contracts were signed during a period of oversupply in the coal industry and contain pricing that, while acceptable to the sellers at that time, is significantly below today’s market levels and, management believes, will not be able to be renegotiated or replaced in today’s market. Assuming today’s market continues, we believe the loss of these contracts will have a significant impact on our earnings after 2006. Through the nine months ended September 30, 2005, these contracts have provided $26.2 million in revenue.
     Furthermore, as electric utilities seek to adjust to requirements of the Clean Air Act, particularly the Acid Rain regulations, the Clean Air Mercury Rule and the Clean Air Interstate Rule, although these two rules are subject to administrative reconsideration and judicial challenge and the Clean Air Mercury Rule has been subject to legislative challenge in Congress, and the possible deregulation of their industry, they could become increasingly less willing to enter into long-term coal supply agreements and instead may purchase higher percentages of coal under short-term supply agreements. To the extent the electric utility industry shifts away from long-term supply agreements, it could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.
     Certain provisions in our long-term supply agreements may provide limited protection during adverse economic conditions or may result in economic penalties upon the failure to meet specifications.
     Price adjustment, ‘‘price reopener’’ and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Most of our coal supply agreements contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a specified range of prices. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price would result in decreased revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.
     Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts.
     Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term supply agreements.
     A decline in demand for metallurgical coal would limit our ability to sell our high quality steam coal as higher-priced metallurgical coal.
     Portions of our coal reserves possess quality characteristics that enable us to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the metallurgical and steam coal markets. A decline in the metallurgical market relative to the steam market could cause us to shift coal from the metallurgical market to the steam market, thereby reducing our revenues and profitability.
     Most of our metallurgical coal reserves possess quality characteristics that enable us to mine, process and market them as high quality steam coal. However, some of our mines operate profitably only if all or a portion of their production is sold as metallurgical coal to the steel market. If demand for metallurgical coal declined to the point where we could earn a more attractive return marketing the coal as steam coal, these mines may not be economically viable and may be subject to closure. Such closures would lead to accelerated reclamation costs, as well as reduced revenue and profitability.
     Inaccuracies in our estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

     We base our reserves information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is periodically reviewed by outside firms. The reserves estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:
ŵ	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

ŵ	historical production from the area compared with production from other similar producing areas; and

ŵ	the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.
     For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates, thus, may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.
     We depend heavily on a small number of large customers, the loss of any of which would adversely affect our operating results.
     Our three largest customers for the nine months ended September 30, 2005 were Georgia Power, Carolina Power & Light and Duke Power and we derived approximately 53% of our pro forma coal revenues from sales to our five largest customers, pro forma for the Anker and CoalQuest acquisitions. At September 30, 2005 (pro forma for the Anker and CoalQuest acquisitions), we had 12 coal supply agreements with these customers that expire at various times from 2005 to 2010. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, however these negotiations may not be successful and these customers may not continue to purchase coal from us pursuant to long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.
     Disruptions in transportation services could limit our ability to deliver coal to our customers, which could cause revenues to decline.
     We depend primarily upon railroads, trucks and barges to deliver coal to our customers. Disruption of railroad service due to weather-related problems, strikes, lockouts and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.
     During 2004, the major eastern railroads (CSX and Norfolk Southern) experienced significant service problems. These problems were caused by an increase in overall rail traffic from the expanding economy and shortages of both equipment and personnel. The service problems had an adverse effect on our shipments during several months in 2004. If these service problems persist, they could have an adverse impact on our financial results in 2005 and beyond.
     The states of West Virginia and Kentucky have recently increased enforcement of weight limits on coal trucks on its public roads. Additionally, West Virginia legislation, which raised coal truck weight limits in West Virginia, includes provisions supporting enhanced enforcement. The legislation went into effect on October 1, 2003 and implementation began on January 1, 2004. It is possible that other states in which our coal is transported by truck could conduct similar campaigns to increase enforcement of weight limits. Such stricter enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could adversely affect revenues.
     Some of our mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks and other events could temporarily impair our ability to supply coal to our customers. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues. Currently, there is a shortage of available train cars to service our coal operations in eastern Kentucky.
     If there are disruptions of the transportation services provided by our primary rail carriers that transport our produced coal and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.
     Fluctuations in transportation costs could impair our ability to supply coal to our customers.
     Transportation costs represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.
     On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. The increased competition could have a material adverse effect on our business, financial condition and results of operations.
     Disruption in supplies of coal produced by third parties could temporarily impair our ability to fill our customers’ orders or increase our costs.
     In addition to marketing coal that is produced from our controlled reserves, we purchase and resell coal produced by third parties from their controlled reserves to meet customer specifications. Disruption in our supply of third-party coal could temporarily impair our ability to fill our customers’ orders or require us to pay higher prices in order to obtain the required coal from other sources. Any increase in the prices we pay for third-party coal could increase our costs and therefore lower our earnings.
     The unavailability of an adequate supply of coal reserves that can be mined at competitive costs could cause our profitability to decline.

     Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Because our reserves decline as we mine our coal, our future success and growth depend, in part, upon our ability to acquire additional coal reserves that are economically recoverable. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to obtain other reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire coal properties on commercially reasonable terms.
     Unexpected increases in raw material costs could significantly impair our operating profitability.
     Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining described below. Scrap steel prices have risen significantly in recent months, and historically, the prices of scrap steel and petroleum have fluctuated. Recently we have been adversely impacted by margin compressions due to cost increases for various commodities and services influenced by the recent price acceleration of crude oil and natural gas — a trend that was greatly exacerbated by the Gulf hurricanes. Costs of diesel fuel, explosives (ANFO) and coal trucking have all escalated as a direct result of supply chain problems related to the Gulf hurricanes. There may be other acts of nature or terrorist attacks or threats that could also increase the costs of raw materials. If the price of steel, petroleum products or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our profitability.
     A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.
     Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned expansion opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production and therefore have a material adverse effect on our earnings.
     We have a new management team, and if they are unable to work effectively together, our business may be harmed.
     Most of our and ICG, Inc.’s management team was hired in 2005, and the group has only been working together for a short period of time. Moreover, several other key employees were hired in 2005. Because many of our executive officers and key employees are new and we also expect to add additional key personnel in the near future, there is a risk that our management team will not be able to work together effectively. If our management team is unable to work together, our operations could be disrupted and our business harmed.
     Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.

     Our senior management team averages 23 years of experience in the coal industry, which includes developing innovative, low-cost mining operations, maintaining strong customer relationships and making strategic, opportunistic acquisitions. The loss of any of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.
     Acquisitions that we may undertake involve a number of inherent risks, any of which could cause us not to realize the anticipated benefits.
     We continually seek to expand our operations and coal reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or results of operations. Acquisition transactions involve various inherent risks, including:
ŵ	uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

ŵ	the potential loss of key customers, management and employees of an acquired business;

ŵ	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

ŵ	problems that could arise from the integration of the acquired business; and

ŵ	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.
     Any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions.
     We may not be able to effectively integrate Anker and CoalQuest into our operations or realize the expected benefits of those acquisitions.
     Our future success will depend largely on our ability to consolidate and effectively integrate Anker’s and CoalQuest’s operations into our operations. We may not be able to do so successfully without substantial costs, delays or other difficulties. We may face significant challenges in consolidating functions and integrating procedures, information technology systems, personnel and operating philosophies in a timely and efficient manner. The integration process is complex and time consuming and may pose a number of obstacles, such as:
ŵ	the loss of key employees or customers;

ŵ	the challenge of maintaining the quality of customer service;

ŵ	the need to coordinate geographically diverse operations;

ŵ	retooling and reprogramming of equipment and information technology systems; and

ŵ	the resulting diversion of management’s attention from our day-to-day business and the need to hire and integrate additional management personnel to manage our expanded operations.
     If we are not successful in completing the integration of Anker and CoalQuest into our operations, if the integration takes longer or is more complex or expensive than anticipated, if we cannot operate the Anker and CoalQuest businesses as effectively as we anticipate, whether as a result of deficiency of the acquired business or otherwise, or if the integrated businesses fail to achieve market acceptance, our operating performance, margins, sales and reputation could be materially adversely affected.
     Furthermore, we may not be able to realize the expected benefits of these acquisitions. For example, as a result of infrastructure weaknesses and short-term geologic issues at Anker, the transition period for implementation of various operational improvements has taken longer than originally anticipated. This extended transition has resulted in, and will continue to result in, decreased coal production and increased production costs in the third and fourth quarters. Since these issues are temporary in nature and recent operating performance has significantly improved, 2006 profit margins are not expected to be materially impacted.
     If the value of our goodwill becomes impaired, the write-off of the impaired portion could materially reduce the value of our assets and reduce our net income for the year in which the write-off occurs.
     When we acquire a business, we record an asset called ‘‘goodwill’’ if the amount we pay for the business, including liabilities assumed, is in excess of the fair value of the assets of the business we acquire. We recorded $187.7 million of goodwill in connection with the Horizon acquisition and will record goodwill in connection with the Anker and CoalQuest acquisitions. Statement of Financial Accounting Standards No. 142, ‘‘Goodwill and Other Intangible Assets,’’ requires that goodwill be tested at least annually (absent any impairment indicators). The testing includes comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Impairment adjustments, if any, generally are required to be recognized as operating expenses. We may have future impairment adjustments to our recorded goodwill. Any finding that the value of our goodwill has been impaired would require us to write-off the impaired portion, which could significantly reduce the value of our assets and reduce our net income for the year in which the write-off occurs.
     Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.
     Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. Our failure to maintain, or our inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including, without limitation:

ŵ	lack of availability, higher expense or unfavorable market terms of new bonds;

ŵ	restrictions on availability of collateral for current and future third-party surety bond issuers under

ŵ	the terms of our credit facility; and

ŵ	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.
     Failure to maintain capacity for required letters of credit could limit our ability to obtain or renew surety bonds.
     At September 30, 2005 (pro forma for the Anker and CoalQuest acquisitions), we had $52.9 million of letters of credit in place, of which $43.0 million serve as collateral for reclamation surety bonds and $9.9 million secure miscellaneous obligations. Included in the $43.0 million letters of credit securing collateral for reclamation surety bonds is a $10.0 million letter of credit related to Lexington Coal Company, LLC. As amended, our credit facility currently provides for a $110.0 million revolving credit facility, of which up to $75.0 million may be used for letters of credit. If we do not maintain sufficient borrowing capacity under our revolving credit facility for additional letters of credit, we may be unable to obtain or renew surety bonds required for our mining operations.
     Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.
     Our business strategy will require additional substantial capital investment. We require capital for, among other purposes, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our credit facilities are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
     Our level of indebtedness and other demands on our cash resources could materially adversely affect our ability to execute our business strategy and make us more vulnerable to economic downturns.
     As of September 30, 2005 (pro forma for the Anker and CoalQuest acquisitions), we had cash of approximately $20.1 million and total consolidated indebtedness, including current maturities and capital lease obligations, of approximately $240.5 million before application of the proceeds from the proposed public offering. During 2005, our anticipated principal repayments will be approximately $1.8 million on the term loan if the term loan is not repaid with the proceeds of the proposed public offering. Subject to the limits contained in our credit facilities, we may also incur additional debt in the future. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses.
     Our credit facilities are secured by substantially all our assets. If we default under these facilities, the lenders could choose to declare all outstanding amounts immediately due and payable, and seek foreclosure of the assets we granted to them as collateral. If the amounts outstanding under the credit facilities were accelerated, we may not have sufficient resources to repay all outstanding amounts, and our assets may not be sufficient to repay all of our outstanding debt in full. Foreclosures on any of our material assets could disrupt our operations, and have a material adverse effect on our reputation, production volume, sales and earnings.
     Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.
     Our borrowings under our credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in a decrease in our net income. We have developed a hedging program to actively manage the risks associated with interest rate fluctuations but our program may not effectively eliminate all of the financial exposure associated with interest rate fluctuations. We currently have instruments in place that have the effect of fixing the interest rate on a portion of our outstanding debt for various time periods up to two years.
     Increased consolidation and competition in the U.S. coal industry may adversely affect our ability to retain or attract customers and may reduce domestic coal prices.
     During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. According to the EIA, in 1995, the top ten coal producers accounted for approximately 50% of total domestic coal production. By 2003, however, the top ten coal producers’ share had increased to approximately 63% of total domestic coal production. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.
     The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.
     Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.
     Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.
     We have contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. During 2004 and continuing in 2005, the creditworthiness of the energy trading and brokering companies with which we do business declined, increasing the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies.
     Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.

     We conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves and/or process the coal that we mine. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine some of our reserves has in the past been, and may again in the future be, adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property. Mining operations from time to time may rely on an expired lease that we are unable to renew. From time to time we also may be in default with respect to leases for properties on which we have mining operations. In such events, we may have to close down or significantly alter the sequence of such mining operations which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining. Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Additionally, if we lose any leasehold interests relating to any of our preparation plants, we may need to find an alternative location to process our coal and load it for delivery to customers, which could result in significant unanticipated costs.
     In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.
     Our work force could become unionized in the future, which could adversely affect the stability of our production and reduce our profitability.
     All of our coal production is from mines operated by union-free employees. However, our subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If the terms of a union collective bargaining agreement are significantly different from our current compensation arrangements with our employees, any unionization of our subsidiaries’ employees could adversely affect the stability of our production and reduce our profitability.
     Our ability and the ability of some of our subsidiaries to engage in some business transactions or to pursue our business strategy may be limited by the terms of our debt.
     Our credit facilities contain a number of financial covenants requiring us to meet financial ratios and financial condition tests, as well as covenants restricting our ability to:
ŵ	incur additional debt;

ŵ	pay dividends on, redeem or repurchase capital stock;

ŵ	allow our subsidiaries to issue new stock to any person other than us or any of our other subsidiaries;

ŵ	make investments;

ŵ	make acquisitions;

ŵ	incur or permit to exist liens;

ŵ	enter into transactions with affiliates;

ŵ	guarantee the debt of other entities, including joint ventures;

ŵ	merge or consolidate or otherwise combine with another company; and

ŵ	transfer or sell a material amount of our assets outside the ordinary course of business.
     These covenants could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies.
     Our ability to borrow under our credit facilities will depend upon our ability to comply with these covenants and our borrowing base requirements. Our ability to meet these covenants and requirements may be affected by events beyond our control and we may not meet these obligations. Our failure to comply with these covenants and requirements could result in an event of default under our credit facilities that, if not cured or waived, could terminate our ability to borrow further, permit acceleration of the relevant debt and permit foreclosure on any collateral granted as security under our credit facilities. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.
     We are also subject to limitations on capital expenditures under our revolving credit facility as set forth in the table below. Because of these limitations, we may not be able to pursue our business strategy to replace our aging equipment fleet, develop additional mines or pursue additional acquisitions.

	Prior to a	After a
Period	‘‘Successful IPO’’(1)	''Successful IPO''(1)

January 1, 2005 — December 31, 2005	$155,000,000	$175,000,000
January 1, 2006 — December 31, 2006	$180,000,000	$200,000,000
January 1, 2007 — December 31, 2007	$255,000,000	$350,000,000
January 1, 2008 — December 31, 2008	$125,000,000	$315,000,000
January 1, 2009 — December 31, 2009	$75,000,000	$125,000,000
January 1, 2010 — Final Maturity Date	$85,000,000	$125,000,000

(1) A ‘‘Successful IPO’’ is defined to mean a public offering with at least $250 million in gross proceeds.
     If our business does not generate sufficient cash for operations, we may not be able to repay our indebtedness.
     Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. In particular, economic conditions could cause the price of coal to fall, our revenue to decline, and hamper our ability to repay our indebtedness.
     Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our new credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, on terms acceptable to us or at all.
Risks Relating To Government Regulation
     Extensive government regulations impose significant costs on our mining operations, and future regulations could increase those costs or limit our ability to produce and sell coal.
     The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:
w	limitations on land use;

w	employee health and safety;

w	mandated benefits for retired coal miners;

w	mine permitting and licensing requirements;

w	reclamation and restoration of mining properties after mining is completed;

w	air quality standards;

w	water pollution;

w	protection of human health, plantlife and wildlife;

w	the discharge of materials into the environment;

w	surface subsidence from underground mining; and

w	the effects of mining on groundwater quality and availability.
     In particular, federal and state statutes require us to restore mine property in accordance with specific standards and an approved reclamation plan, and require that we obtain and periodically renew permits for mining operations. If we do not make adequate provisions for all expected reclamation and other costs associated with mine closures, it could harm our future operating results. In addition, state and federal regulations impose strict standards for particulate matter emissions which may restrict our ability to develop new mines or could require us to modify our existing operations and increase our costs of doing business.
     Federal and state safety and health regulation in the coal mining industry may be the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the U.S. industry. It is costly and time-consuming to comply with these requirements and new regulations or orders may materially adversely affect our mining operations or cost structure, any of which could harm our future results.
     Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchaser of our coal under many of our long-term sales contracts, it could increase our operating costs and harm our results. New regulations that took effect in 2001 could significantly increase our costs with contesting and paying black lung claims. If new laws or regulations increase the number and award size of claims, it could substantially harm our business.

     The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our profitability could be adversely affected. See ‘‘Environmental and other regulatory matters.’’
     The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.
     Mining in Northern and Central Appalachia is more complex and involves more regulatory constraints than mining in the other areas, which could affect the mining operations and cost structures of these areas.
     The geological characteristics of Northern and Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, our mines in Northern and Central Appalachia.
     Judicial rulings that restrict disposal of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal and materially harm our financial condition and operating results.
     In our surface mining operations, we use mountaintop removal mining wherever feasible because it allows us to recover more tons of coal per acre and facilitates the permitting of larger projects, which allows mining to continue over a longer period of time than would be the case using other mining methods. To dispose of mining waste generated by mountaintop removal operations, as well as other mining operations, we obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are ‘‘nationwide’’ permits (as opposed to individual permits) issued by the Army Corps of Engineers, or ACOE, for dredging and filling in streams and wetlands. Several citizens groups sued the ACOE in the West Virginia seeking to invalidate authorizations under Nationwide Permit 21. Although the lower court enjoined the issuance of future authorizations under Nationwide Permit 21, that decision was overturned by the Fourth Circuit Court of Appeals, which concluded that the ACOE complied with the Clean Water Act in promulgating Nationwide Permit 21. A similar lawsuit filed in federal court in Kentucky remains pending. We cannot predict the final outcome of this lawsuit. If mining methods at issue are limited or prohibited, it could significantly increase our operational costs, make it more difficult to economically recover a significant portion of our reserves and lead to a material adverse effect on our financial condition and results of operation. We may not be able to increase the price we charge for coal to cover higher production costs without reducing customer demand for our coal.
     We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flow and profitability.
     Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon and otherwise engage in the permitting process, including through court intervention. Accordingly, the permits we need may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations. An inability to conduct our mining operations pursuant to applicable permits would reduce our production, cash flow, and profitability.
     If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, we could be required to expend greater amounts than anticipated.
     The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. We adopted Statement of Financial Accounting Standard No. 143, ‘‘Accounting for Asset Retirement Obligations’’ (‘‘Statement No. 143’’) effective January 1, 2003. Statement No. 143 requires that retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of us. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions.
     Our operations may substantially impact the environment or cause exposure to hazardous materials, and our properties may have significant environmental contamination, any of which could result in material liabilities to us.
     We use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials usage either before or after we were involved with those locations. We may be subject to claims under federal and state statutes, and/or common law doctrines, for toxic torts, natural resource damages, and other damages as well as the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former activities at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the remediation costs or other damages, or even for the entire share. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future.

     Mining operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as lining of stream beds, to prevent or minimize such impacts. We are currently involved with state environmental authorities concerning impacts or alleged impacts of our mining operations on water flows in several surface streams. We are studying, or addressing, those impacts and we have not finally resolved those matters. Many of our mining operations take place in the vicinity of streams, and similar impacts could be asserted or identified at other streams in the future. The costs of our efforts at the streams we are currently addressing, and at any other streams that may be identified in the future, could be significant.
     We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. We have commenced measures to modify our method of operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that will take several years to complete. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.
     These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations and environmental conditions at our properties, could result in costs and liabilities that would materially and adversely affect us.
     Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.
     The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from coke ovens and electric power plants, which are the largest end-users of our coal. Such regulations will require significant emissions control expenditures for many coal-fired power plants to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants.
     The Federal Clean Air Act, including the Clean Air Act Amendments of 1990, and corresponding state laws that regulate emissions of materials into the air affect coal mining operations both directly and indirectly. Measures intended to improve air quality that reduce coal’s share of the capacity for power generation could diminish our revenues and harm our business, financial condition and results of operations. The price of higher sulfur coal may decrease as more coal-fired utility power plants install additional pollution control equipment to comply with stricter sulfur dioxide emission limits, which may reduce our revenues and harm our results. In addition, regulatory initiatives including the nitrogen oxide rules, new ozone and particulate matter standards, regional haze regulations, new source review, regulation of mercury emissions, and legislation or regulations that establish restrictions on greenhouse gas emissions or provide for other multiple pollutant reductions could make coal a less attractive fuel to our utility customers and substantially reduce our sales.
     Various new and proposed laws and regulations may require further reductions in emissions from coal- fired utilities. For example, under the Clean Air Interstate Rule issued in March 2005, the U.S. Environmental Protection Agency, or EPA, has further regulated sulfur dioxide and nitrogen oxides from coal-fired power plants. Among other things, in affected states, the rule mandates reductions in sulfur dioxide emissions by approximately 45% below 2003 levels by 2010, and by approximately 57% below

2003 levels by 2015. The stringency of this cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers. Installation of additional pollution control equipment required by this proposed rule could result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new equipment), potentially driving down prices for low sulfur coal. In March 2005, the EPA also adopted the Clean Air Mercury Rule to control mercury emissions from power plants, which could require coal-fired power plants to install new pollution controls or comply with a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. Both of these are subject to administrative reconsideration and judicial challenge. The Clean Air Mercury rule has also been subject to challenge in Congress. These and other future standards could have the effect of making the operation of coal-fired plants less profitable, thereby decreasing demand for coal. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.
     There have been several recent proposals in Congress, including the Clear Skies Initiative, that are designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose fuel sources other than coal to meet their requirements, thereby reducing the demand for coal.
     A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal- fired power plants whose operation may impair visibility at and around federally protected areas, and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.
     One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. The Kyoto Protocol to the 1992 Framework Convention on Global Climate Change, which establishes a binding set of emission targets for greenhouse gases, became binding on ratifying countries on February 16, 2005. Four industrialized nations have refused to ratify the Kyoto Protocol — Australia, Liechtenstein, Monaco and the United States. Although the targets vary from country to country, if the United States were to ratify the Kyoto Protocol, our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels in a series of phased reductions from 2008 to 2012.
     Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Kyoto Protocol by the United States, could result in reduced demand for our coal.
Risks Relating To Our Common Stock
     We may be unable to provide the required financial information in a timely and reliable manner.

     Our current operations consist primarily of the assets of our predecessor, Horizon, and the Anker and CoalQuest businesses that we have acquired, each of which had different historical operating, financial, accounting and other systems. Due to our rapid growth and limited history operating, our acquired operations as an integrated business, and our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as well as rules and regulations enacted by the Securities and Exchange Commission. Areas of deficiency in our internal controls requiring improvement include documentation of controls and procedures, insufficient experience in public company accounting and periodic reporting matters among our financial and accounting staff.
     Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our auditors report a material weakness in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.
     Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the public offering price.
     There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock.
     Some specific factors that may have a significant effect on our common stock market price include:
w	actual or anticipated fluctuations in our operating results or future prospects;

w	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

w	strategic actions by us or our competitors, such as acquisitions or restructurings;

w	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

w	changes in accounting standards, policies, guidance, interpretations or principles;

w	conditions of the coal industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

w	sales of common stock by us or members of our management team; and

w	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the coal industry generally.

     We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid for your shares of common stock.
     Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter or delay third-parties from acquiring us, which may adversely affect the marketability and market price of our common stock.
     Provisions in our amended and restated certificate of incorporation and bylaws and in Delaware corporate law may make it difficult for stockholders to change the composition of our board of directors in any one year, and thus prevent them from changing the composition of management. In addition, the same provisions may make it difficult and expensive for a third-party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the marketability and market price of our common stock.
     We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an ‘‘interested stockholder,’’ we may not enter into a ‘‘business combination’’ with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, ‘‘interested stockholder’’ means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
     Under any change of control, the lenders under our credit facilities would have the right to require us to repay all of our outstanding obligations under the facility.
     There may be circumstances in which the interests of our major stockholders could be in conflict with your interests as a stockholder.
     Funds sponsored by WLR will own in excess of 10% of our common stock. Circumstances may occur in which WLR or other major investors may have an interest in pursuing acquisitions, divestitures or other transactions, including among other things, taking advantage of certain corporate opportunities that, in their judgment, could enhance their investment in us or another company in which they invest. These transactions might invoke risks to our other holders of common stock or adversely affect us or other investors, including investors.
     We may from time to time engage in transactions with related parties and affiliates that include, among other things, business arrangements, lease arrangements for certain coal reserves and the payment of fees or commissions for the transfer of coal reserves by one operating company to another. These transactions, if any, may adversely affect our sales volumes, margins and earnings.
     If our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline.

     Under a registration rights agreement that we entered into with certain of our existing stockholders, certain of our stockholders have ‘‘demand’’ and ‘‘piggyback’’ registration rights in connection future offerings of our common stock. ‘‘Demand’’ rights enable the holders to demand that their shares of common stock be registered and may require us to file a registration statement under the Securities Act at our expense. ‘‘Piggyback’’ rights require us to provide notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act and grant such holders the right to include their shares in our registration statement. We have also granted ‘‘piggyback’’ registration rights to the former Anker and CoalQuest holders who received shares of our common stock in the Anker and CoalQuest acquisitions. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.
     The requirements of being a public company may strain our resources and distract management.
     As a result of the reorganization, we became subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns. As a result of becoming a public company, our costs will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and The New York Stock Exchange listing requirements, which will require us, among other things, to establish an internal audit function.
     We will incur incremental costs not reflected in our historical financial statements as a result of these increased regulatory compliance and reporting requirements, including increased auditing and legal fees. We also will need to hire additional accounting and administrative staff with experience managing public companies. Moreover, the standards that are applicable to us as a public company could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that the regulations related to the Sarbanes-Oxley Act will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.
     We may not pay dividends for the foreseeable future.
     We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facilities and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our credit facilities limit us from paying cash dividends or other payments or distributions with respect to our capital stock in excess of certain limitations. In addition, the terms of any future credit agreement may contain similar restrictions on our ability to pay any dividends or make any distributions or payments with respect to our capital stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize their investment.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the Shares covered by this prospectus. While we will receive sums upon the exercise of options by the Selling Stockholders, we currently have no plans for their application, other than for general corporate purposes. We cannot assure you that any such options will be exercised.
DILUTION
     Because any selling stockholders who offer and sell shares covered by this prospectus may do so at various times, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, we have not included in this prospectus information about the dilution (if any) to the public arising from these sales.
SELLING STOCKHOLDERS
     This prospectus relates to Shares that are being registered for reoffers and resales by Selling Stockholders who have acquired or may acquire Shares pursuant to each of the Plans. The Selling Stockholders may resell any or all of the Shares at any time they choose while this prospectus is effective.
     Executive officers and directors, their family members, trusts for their benefit, or entities that they own, that acquire common stock under the Plans may be added to the Selling Stockholder list below by a prospectus supplement filed with the Commission. The number of Shares to be sold by any Selling Stockholder under this prospectus also may be increased or decreased by a prospectus supplement. Although a person’s name is included in the table below, neither that person nor we are making an admission that the named person is our “affiliate.”
     Each of the Selling Stockholders is an employee or director of the Company. The following table sets forth:
w	the name and principal position or positions over the past three years with the Company of each Selling Stockholder; and

w	the number of shares of common stock each Selling Stockholder beneficially owned as of November 30, 2005.
     There is no assurance that any of the Selling Stockholders will sell any or all of the shares offered by them under this Registration Statement. The address of each Selling Stockholder is c/o International Coal Group, Inc., 2000 Ashland Drive, Ashland, Kentucky 41101.

Shares Beneficially Owned
as of November 30, 2005
Name	Position	Number	Percent(1)
Bennett K. Hatfield	President and Chief	379,763(2)	*
Executive Officer

William D. Campbell	Vice President, Treasurer	56,250(3)	*
and Secretary

Phillip Michael Hardesty	Senior Vice President,	50,000(4)	*
Sales and Marketing

Oren Eugene Kitts	Senior Vice President,	62,500(5)	*
Mining Services

Samuel R. Kitts	Senior Vice President,	62,500(6)	*
West Virginia and
Maryland Operations

Shares Beneficially Owned
as of November 30, 2005
Name	Position	Number	Percent(1)
Roger L. Nicholson	Senior Vice President and	62,500(7)	*
General Counsel

William Scott Perkins	Senior Vice President, Kentucky	62,500(8)	*
and Illinois Operations

Charles G. Snavely	Vice President, Planning	50,000(9)	*
and Acquisitions

*	Less that 1%

(1)	Applicable percentage of ownership is based on 107,230,999 shares of our common stock issued and outstanding as of September 30, 2005 and does not include shares issuable in connection with the Anker and CoalQuest acquisitions.

(2)	The amount of securities reported as beneficially owned includes Mr. Hatfield’s options to purchase 79,763 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 93,750 shares of common stock and 206,250 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 239,289 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(3)	The amount of securities reported as beneficially owned includes Mr. Campbell’s options to purchase 11,250 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 11,250 shares of common stock and 33,750 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 33,750 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(4)	The amount of securities reported as beneficially owned includes Mr. Hardesty’s options to purchase 10,000 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 10,000 shares of common stock and 30,000 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 30,000 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(5)	The amount of securities reported as beneficially owned includes Mr. Kitts’ options to purchase 12,500 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 12,500 shares of common stock and 37,500 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 37,500 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(6)	The amount of securities reported as beneficially owned includes Mr. Kitts’ options to purchase 12,500 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 12,500 shares of common stock and 37,500 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 37,500 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(7)	The amount of securities reported as beneficially owned includes Mr. Nicholson’s options to purchase 12,500 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 93,750 shares of common stock and 206,250 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 37,500 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(8)	The amount of securities reported as beneficially owned includes Mr. Perkins’ options to purchase 12,500 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 12,500 shares of common stock and 37,500 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 37,500 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

(9)	The amount of securities reported as beneficially owned includes Mr. Hatfield’s options to purchase 10,000 shares of common stock that are presently exercisable or exercisable within the next 60 days. Includes 10,000 shares of common stock and 30,000 unvested shares of restricted common stock, which have voting, dividend and other distribution rights. Excludes options to purchase 30,000 shares of common stock that are presently unexercisable and unexercisable within the next 60 days.

PLAN OF DISTRIBUTION
     The Selling Stockholders have not advised ICG of any specific plan for the sale or distribution of the Shares. If and when they occur, such sales may be made in any of the following manners:

♦	On The New York Stock Exchange (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the Shares are then listed, admitted to unlisted trading privileges or included for quotation);

♦	in public or privately negotiated transactions;

♦	in transactions involving principals or brokers;

♦	in a combination of such methods of sale; or

♦	any other lawful methods.
     Although sales of the Shares are, in general, expected to be made at market prices prevailing at the time of sale, the Shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.
     When offering the Shares covered by this prospectus, each of the Selling Stockholders and any broker-dealers who sell the Shares for the Selling Stockholders may be “underwriters” within the meaning of the Securities Act, and any profits realized by such Selling Stockholders and the compensation of such broker-dealers may be underwriting discounts and commissions.
     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the Shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus, either as agents for others or as principals for their own accounts, and reselling such Shares pursuant to this Prospectus. The Selling Stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.
     Each of the Selling Stockholders is acting independently of ICG in making decisions with respect to the timing, manner and size of each sale of Shares. ICG has not been advised of any definitive selling arrangement at the date of this prospectus between any Selling Stockholder and any broker-dealer or agent.
     To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the Shares by the Selling Stockholders, will be set forth in a prospectus supplement.
     The expenses of preparing and filing this prospectus and the related Registration Statement with the SEC will be paid entirely by ICG. Shares of Common Stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus. The Selling Stockholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, Rule 10b-5 thereunder.
     Neither ICG nor the Selling Stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Stockholders on account of their sales of the Shares from time to time.

LEGAL MATERS
     The validity of the issuance of the Shares offered in this prospectus will be passed upon for us by Jones Day, New York, New York.
EXPERTS
     The combined financial statements of Horizon NR, LLC and certain subsidiaries (‘‘Combined Companies’’) as of September 30, 2004 and December 31, 2003, and for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002, and for the period January 1, 2002 to May 9, 2002, incorporated by reference in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the combined financial statements expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to (1) fresh start reporting as of May 9, 2002, (2) allocations of certain assets and expense items applicable to Horizon and subsidiaries, (3) the bankruptcy filing of the Combined Companies and the fact the combined financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Combined Companies be unable to continue as a going concern, and (4) referring to the restatement of the financial statements and which report on the financial statement schedule expresses an unqualified opinion on the financial statement schedule and includes an explanatory paragraph referring to the restatement of the financial statement schedule) and are so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of ICG, Inc. and subsidiaries as of December 31, 2004 and for period May 13, 2004 (inception) to December 31, 2004, incorporated by reference in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing in this prospectus and elsewhere in the registration statement (which reports express an unqualified opinion on the financial statements and financial statement schedule and which report on the financial statements includes an explanatory paragraph referring to the restatement of the 2004 financial statements and which report on the financial statement schedule includes an explanatory paragraph referring to the restatement of the financial statement schedule) and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of Anker Coal Group, Inc. and subsidiaries as of December 31, 2004 and for the year then ended, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The financial statements of CoalQuest Development LLC as of December 31, 2004 and for the year then ended, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
EXPERTS—COAL RESERVES
     The estimates of our proven and probable coal reserves referred to in this prospectus, to the extent described or incorporated by reference in this prospectus, have been prepared by us and reviewed by Marshall Miller & Associates, Inc.

INFORMATION INCORPORATED BY REFERENCE
          The following documents have been filed by the Registrant, with the Commission and are incorporated herein by reference:

♦	The prospectus filed by the Registrant pursuant to Rule 424(a) on November 21, 2005;

♦	The description of the Registrant’s Common Stock contained in the registration statement on Form 8-A filed with the Commission on November 18, 2005, including any subsequently filed amendments and reports updating such description; and

♦	Current Report on Form 8-K, dated November 22, 2005.
          All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     ICG will provide to any person, including any beneficial owner of its securities, to whom this prospectus is delivered, a copy of any or all of this information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such requests at no cost to you by writing or telephoning ICG at the following address or number:
International Coal Group, Inc.
2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the information requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish our shareholders annual reports, which include financial statements audited by our independent registered public accounting firm, and other reports which the law requires us to send to our shareholders. The public may read and copy any reports, proxy statements or other information that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the
     Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
     We also make available free of charge through our web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practical after such material is filed with or furnished to the SEC. Our web site address is http://www.intlcoal.com. Please note that our web site address is provided as an inactive textual reference only. The information provided on our web site is not part of this prospectus, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus.
     We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the shares offered by this reoffer prospectus. This reoffer prospectus does not contain all of the information in the registration statement. You will find more information about us and our common stock in the registration statement. Any statements made in this reoffer prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
          As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, ICG’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.
               ICG’s amended and restated certificate of incorporation and bylaws also provides that:
•	ICG must indemnify its directors and officers to the fullest extent permitted by Delaware law;
•	ICG may advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and
•	ICG may indemnify its other employees and agents to the same extent that it indemnified its officers and directors, unless otherwise determined by its board of directors.
          Pursuant to Section 145(a) of the DGCL, ICG may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of ICG or is or was serving at ICG’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), ICG shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to it unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
          Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts. The indemnification provisions contained in ICG’s amended and restated certificate of incorporation and bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, ICG will maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
          Item 3. Incorporation of Documents by Reference.
          The following documents have been filed by the Registrant, with the Commission and are incorporated herein by reference:
•	The prospectus filed by the Registrant pursuant to Rule 424(a) on November 21, 2005;

•	The description of the Registrant’s Common Stock contained in the registration statement on Form 8-A filed with the Commission on November 18, 2005, including any subsequently filed amendments and reports updating such description; and

•	Current Report on Form 8-K, dated November 22, 2005.
          All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
          (i) Item 4. Description of Securities.
               Not applicable.
     Item 5. Interests of Named Experts and Counsel.
               Not applicable.
     Item 6. Indemnification of Directors and Officers.
          As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, the Registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.
          The Registrant’s amended and restated certificate of incorporation and bylaws also provides that:
•	the Registrant must indemnify its directors and officers to the fullest extent permitted by Delaware law;
•	the Registrant may advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	the Registrant may indemnify its other employees and agents to the same extent that it indemnified its officers and directors, unless otherwise determined by its board of directors.
          Pursuant to Section 145(a) of the DGCL, the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant or is or was serving at the Registrant’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), the Registrant shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to it unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
          Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts. The indemnification provisions contained in the Registrant’s amended and restated certificate of incorporation and bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Registrant will maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.
          (ii) Item 7. Exemption from Registration Claimed.
               Not applicable.
          Item 8. Exhibits.

Exhibit Number	Description

4.1	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on October 24, 2005).

4.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on November 9, 2005).

4.3	International Coal Group Inc. 2005 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.4	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.5	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.6	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Restricted Share Agreement (incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

5.1	Opinion of Jones Day.

23.1	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of Deloitte & Touche, LLP.

23.3	Consent of Marshall Miller & Associates, Inc.

          (iii) Item 9. Undertakings.
     (a) The Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if registration statement is on Form 8-A, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
[Signatures on following page]

SIGNATURES
          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ashland, State of Kentucky, on December 6, 2005.

INTERNATIONAL COAL GROUP, INC.
By:	/s/ Bennett K. Hatfield
Bennett K. Hatfield
President, Chief Executive Officer and Director

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bennett K. Hatfield and William D. Campbell, and each of them, with full power to act without the others, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed by the following persons in the capacities indicated on December 6, 2005:

Signature	Title

/s/ Bennett K. Hatfield	President, Chief Executive Officer and
Bennett K. Hatfield	Director (Principal Executive Officer)

/s/ William D. Campbell	Vice President, Treasurer and Secretary
William D. Campbell	(Principal Financial and Accounting Officer)

/s/ Wilbur L. Ross, Jr.	Non-Executive Chairman and Director
Wilbur L. Ross, Jr.

/s/ Jon R. Bauer	Director
Jon R. Bauer

Signature	Title

/s/ Cynthia B. Bezik	Director

Cynthia B. Bezik

/s/ William J. Catacosinos	Director

William J. Catacosinos

/s/ Marcia L. Page	Director

Marcia L. Page

/s/ Wendy L. Teramoto	Director

Wendy L. Teramoto

     (b) EXHIBIT INDEX

Exhibit Number	Description

4.1	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on October 24, 2005).

4.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on November 9, 2005).

4.3	International Coal Group Inc. 2005 Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.4	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.5	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

4.6	International Coal Group, Inc. 2005 Equity and Performance Incentive Plan: Restricted Share Agreement (incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement No. 333-124393 on Form S-1, filed on September 29, 2005).

5.1	Opinion of Jones Day.

23.1	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of Deloitte & Touche, LLP.

23.3	Consent of Marshall Miller & Associates, Inc.